ITEM 77C
Exhibit 1

DREYFUS VARIABLE INVESTMENT FUND

- Money Market Portfolio (the “Fund”)

MATTER SUBMITTED TO A VOTE OF SECURITY HOLDERS

     A Special Meeting of Shareholders of the Dreyfus Variable Investment Fund-Money Market Portfolio was held on November 16, 2009. Out of a total of 13,324,209 shares “Shares”) entitled to vote at the meeting, a total of 189,904,519.340 were represented at the Meeting, in person or by proxy. The following matter was duly approved of the holders of the Fund’s outstanding Shares as follows:

		Shares
	For	Against	Abstain
1. To approve amending the	155,620,547.067	16,309,927.266	17,974,045.007
Fund’s policy regarding
borrowing
		Shares
	For	Against	Abstain
2. To approve amending the	153,875,374,542	15,807,151.395	20,221,993.403
Fund’s policy regarding
lending